SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2011

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                    Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Notice on Change of CEO

1. Details of Change	Current CEO	Jung, Man Won
	New CEO	Ha, Sung Min & So, Jin Woo

2. Reasons for Change		Resignation (Jung, Man Won)

3. Date of Change		March 11, 2011

4. Other references concerning Investment decisions		Date of Change is the date of Resignation

[Profile of New CEOs]

Relationship with the
Name	Largest Shareholder	Profile
HA, SUNG MIN	None	- Head of Strategic Planning Office, SK Telecom
- Head of Management Supporting Division, SK Telecom
- President, Mobile Network Operator Business, SK Telecom
- President & CEO, SK Telecom (Current)

SO, JIN WOO	None	- CEO, SK Communications
- Head of New/Global Business Strategy Division, SK Telecom
- President, Global Business, SK Telecom
- President, Global Management Service, SK Telecom
- President, Convergence & Internet Business, SK Telecom
- President, Platform Business & Co-CEO, SK Telecom(Current)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/ Kiwook Lee
(Signature)
Name:	Kiwook Lee
Title:	Senior Vice President

Date: March 15, 2011